EXHIBIT 99.1

NXT Energy Solutions Announces Second Quarter 2022 Results

CALGARY, Alberta, Aug. 11, 2022 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. ("NXT" or the "Company") (TSX: SFD; OTCQB: NSFDF) today announced the Company's financial and operating results for the quarter ended June 30, 2022. All dollar amounts herein are in Canadian Dollars unless otherwise identified.

Q2 Financial and Operating Highlights

Key financial and operational highlights for Q2-22 are summarized below:

  cash and short-term investments at June 30, 2022 were $1.12 million;
  net working capital was $0.05 million at June 30, 2022;
  the Company recorded SFD®-related revenues of $nil and received US$0.13 million (CDN$0.16 million) of payments on outstanding accounts receivable in April 2022;
  a net loss of $1.77 million was recorded for Q2-22, including stock-based compensation expense ("SBCE") and amortization expense of $0.55 million;
  a net loss of $3.62 million was recorded for YTD 2022, including SBCE and amortization expense of $1.05 million;
  net loss per common share for Q2-22 was $0.03 basic and $0.03 diluted;
  net loss per common share for YTD 2022 was $0.06 basic and $0.06 diluted;
  cash flow used in operating activities was $0.78 million during Q2-22 and $1.70 during YTD 2022;
  general and administrative ("G&A") expenses increased by $0.36 million (53%) as compared to Q2-21; and
  G&A expenses increased by $0.38 million (24%) as compared to YTD 2021.

Message to Shareholders

George Liszicasz, President and CEO of NXT, commented: “While we pursue contracts for previously announced opportunities in Africa and South America, we have also focused on hydrocarbon and geothermal business development efforts with multiple NOC and IOC’s in Asia and Africa. We are pleased to report that a new generation of the SFD® hydrocarbon sensors have allowed us to offer SFD® surveys for development and exploitation, which have taken on an increasingly important role as producers respond to supply constraints in a post Covid environment disrupted by the Ukraine/Russian confrontation. At the same time, suspended exploration programs are being reactivated with a strong commitment by the industry to lower its environmental footprint. NXT has been invited to present SFD® geothermal capabilities in recent meetings that should lead to survey opportunities. NXT’s patented and non-intrusive SFD® airborne technology not only increases the drill success rates of its customers, but drastically reduces the negative environmental impact of traditional large-scale surface surveys.

SFD® survey opportunities are increasing in the new international market environment which gives me strong confidence in our future success. The Company remains focused on contract execution in order to deliver value to its shareholders. On behalf of our Board of Directors and the entire team at NXT, I want to thank all of our shareholders for their continued support.”

Summary highlights of NXT's 2022 second quarter financial statements (with comparative figures to 2021) are noted below. All selected and referenced financial information noted below should be read in conjunction with the Company's second quarter 2022 unaudited condensed consolidated interim Financial Statements, the related Management's Discussion and Analysis ("MD&A").

(All in Canadian $)

	Q2-22	Q2-21	2022 YTD	2021 YTD
Operating results:
SFD®-related revenues	$-	$3,144,373	$-	$3,144,373
SFD®-related costs, net	306,492	381,696	743,774	647,311
General & administrative expenses	1,046,677	682,851	1,959,227	1,583,160
Amortization and other expenses	421,502	548,304	912,538	1,029,672
	(1,774,671)	1,612,851	(3,615,539)	3,260,143
Net income (loss)	(1,774,671)	1,531,522	(3,615,539)	(115,770)

Income (loss) per common share:
Basic	$(0.03)	$0.02	$(0.06)	$(0.00)
Diluted	$(0.03)	$0.02	$(0.06)	$(0.00)

Common shares outstanding as at end of the period	65,341,775	64,556,305	65,341,775	64,556,305
Weighted average of common shares outstanding for the period:
Basic	65,330,821	64,526,430	65,307,012	64,499,475
Diluted	65,330,821	66,007,218	65,307,012	64,499,475

Cash provided by (used in):
Operating activities	$(782,888)	$766,202	$(1,696,029)	$(80,927)
Financing activities	12,965	979,952	1,121	963,396
Investing activities	200,272	(176,617)	50,000	14,644
Effect of foreign rate changes on cash	17,772	(63,769)	3,895	(78,268)
Net cash inflow (outflow)	(551,879)	1,505,768	(1,641,013)	818,845
Cash and cash equivalents, beginning of the period	1,168,721	2,003,223	2,257,855	2,690,146
Cash and cash equivalents, end of the period	616,842	3,508,991	616,842	3,508,991

Cash and cash equivalents	616,842	3,508,991	616,843	3,508,991
Short-term investments	500,000	269,623	500,000	269,623
Total cash and short-term investments	1,116,842	3,778,614	1,116,842	3,778,614

Net working capital balance	49,230	4,638,000	49,230	4,638,000

NXT's 2022 second quarter financial and operating results have been filed in Canada on SEDAR at www.sedar.com, and will soon be available in the USA on EDGAR at www.sec.gov/edgar, as well as on NXT's website at www.nxtenergy.com.

Details of the conference call are as follows:

Date:	Monday, August 15, 2022
Time:	4:30 p.m. Eastern Time (2:30 p.m. Mountain Time)
Participants call:	1-800-806-5484
Conference ID:	3289547#

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with hydrocarbon and geothermal exploration potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Eugene Woychyshyn	George Liszicasz
Vice President of Finance & CFO	President & CEO
302, 3320 – 17th AVE SW	302, 3320 – 17th AVE SW
Calgary, AB, T3E 0B4	Calgary, AB, T3E 0B4
+1 403 206 0805	+1 403 206 0800
nxt_info@nxtenergy.com	nxt_info@nxtenergy.com
www.nxtenergy.com	www.nxtenergy.com

Forward-Looking Statements

Certain information provided in this press release may constitute forward-looking information within the meaning of applicable securities laws. Forward-looking information typically contains statements with words such as "anticipate", "believe", "estimate", "will", "expect", "plan", "schedule", "intend", "propose" or similar words suggesting future outcomes or an outlook. Forward-looking information in this press release includes, but is not limited to, information regarding: business negotiations, opportunities, discussions, including the timing thereof and business strategies. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including those related to the novel coronavirus (2019-nCoV/COVID-19), and the potentially negative effects thereof on the Company's workforce, its supply chain or demand for its products. Additional risk factors facing the Company are described in its most recent Annual Information Form for the year ended December 31, 2021 and MD&A for the three and six month periods ended June 30, 2022, which have been filed electronically by means of the System for Electronic Document Analysis and Retrieval (“SEDAR”) located at www.sedar.com. The forward-looking statements contained in this press release are made as of the date hereof, and except as may be required by applicable securities laws, the Company assumes no obligation to update publicly or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

This news release contains disclosure respecting non-GAAP performance measures including net working capital which does not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities. This measure is included to enhance the overall understanding of NXT’s ability to assess liquidity at a point in time. Readers are urged to review the section entitled "Non-GAAP Measures” in NXT’s MD&A for the three and six month periods ended June 30, 2022 which is available under NXT's profile on SEDAR at www.sedar.com, for a further discussion of such non-GAAP measures. The financial information accompanying this news release was prepared in accordance with US GAAP unless otherwise noted. Management's discussion and analysis of financial results and the unaudited condensed consolidated interim financial statements and notes for the three and six months ended June 30, 2022, are available through the Internet in the Investor Relations section of www.nxtenergy.com or under NXT's SEDAR profile at www.sedar.com.